Exhibit 3.7

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF AVANT IMMUNOTHERAPEUTICS, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of AVANT Immunotherapeutics, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article One of the Certificate of Incorporation so that, as amended, said Article shall be and read as follows:

“1.  The name of the Corporation is Celldex Therapeutics, Inc.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, said amendment was submitted for stockholder approval at an annual meeting of the stockholders of said corporation and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH.  Section 1 of Article One of the Certificate of Incorporation of AVANT Immunotherapeutics, Inc. is hereby replaced in its entirety with the following:

“1.  The name of the Corporation is Celldex Therapeutics, Inc.”

FIFTH: The effective date of this Certificate of Amendment shall be October 1, 2008.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of September, 2008.

By:	/s/ Anthony S. Marucci
Authorized Officer
Title: President and Chief Executive Officer
Name: Anthony S. Marucci